Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 26, 2024

Via EDGAR Filing

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2393

Global Balanced Income Builder Portfolio, Series 23

File Nos. 333-277255 and 811-03763

Dear Ms. Vroman-Lee:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2393, filed on February 22, 2024, with the Securities and Exchange Commission. The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 23 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategies

1.       In the third paragraph under the “Principal Investment Strategies” section, please define how the trust is defining “strong financial strength” and “positive performance relative to their peers.”

Response: In response to this comment, the first sentence of the third paragraph under the “Principal Investment Strategies” section will be revised to the following: “The sponsor and GPIM believe that companies that distribute significant dividends on a consistent basis generally demonstrate strong financial strength (such as positive sustainable cash flow and the ability to return capital to investors) and positive performance relative to their peers (i.e., exhibit capital appreciation and income for a total return that is higher than their peers).”

2.        In the third paragraph under the “Principal Investment Strategies” section, please define how the trust is defining small-, mid- and large capitalization companies.

Response: In response to this comment, the last sentence of the third paragraph under the “Principal Investment Strategies” section will be revised to the following: “These common stocks may be issued by small-, mid- and large-capitalization companies (as determined by FTSE Russell) and by real estate investment trusts.”

3.       We note that capital appreciation is the secondary objective of the trust, however, there is no mention of this in the principal investment strategies. Please consider including how the trust intends to achieve this investment objective.

Response: The response to comment 1 discusses how companies that distribute significant dividends on a consistent basis generally demonstrate positive performance relative to their peers, which is composed of capital appreciation and income. This clarification notes how the trust intends to achieve capital appreciation.

4.       Please disclose concretely the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments as of the date of deposit. Please ensure that the “Principal Risks” section only covers risks associated with the trust’s principal investments as of the date of deposit.

Response: Once the portfolio is selected, a sentence will be added to the section entitled “Principal Investment Strategy” stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

Investment Summary — Security Selection

5.       Under the “United States Equity Strategy” section, please disclose how the trust is defining “attractive valuations,” “financial strength,” “cash flow adequacy,” and “a history of growth.”

Response: In response to this comment, the last sentence of the “United States Equity Strategy” section will be revised to the following: “The companies selected have attractive valuations (e.g., attractive price-to-earnings, price-to-book and price to cash-flow relative to their peers and the overall market), financial strength (e.g., quality of a company’s balance sheet), cash flow adequacy (i.e., recent earnings and operating cash-flow significantly higher than the dividends paid as of the most recent financial reporting period), and a history of growth (i.e., a history of and prospects for above average growth of dividends, sales and earnings), profitability and dividend growth rates.”

6.       Under the “International Equity Strategy” section, please disclose how the trust is defining “quantitative dividend strategy.”

Response: In response to this comment, the first sentence of the “International Equity Strategy” section will be replaced to the following: “Approximately 25% of the trust portfolio will constitute common stocks selected according to a quantitative dividend strategy, which utilizes a set of systematic steps. To begin, the sponsor removes companies that do not meet certain criteria, such as three years of dividend yield that is higher than the median. The remaining pool of companies are then sorted by their three year average dividend yield and the top thirty companies are selected for this portion of the trust portfolio.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By  /s/ Morrison C. Warren
Morrison C. Warren